UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934

                         Westmoreland Coal Company
- ----------------------------------------------------------------
                            (Name of Issuer)

                  Common Stock, par value $2.50 per share
- ----------------------------------------------------------------
                         (Title of Class of Securities)

                                 960878106
- ----------------------------------------------------------------
                              (CUSIP Number)

                          Frank E. Williams, Jr.
                          2789-B Hartland Road
                       Falls Church, Virginia 22043
                              (703) 641-4612
- ----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            April 30, 1999
- ----------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106


1       NAME OF REPORTING PERSON  Frank E. Williams, Jr.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
- ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|

- ----------------------------------------------------------------
3       SEC USE ONLY
- ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
- ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
- ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
- ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                 235,435
                     - -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY     -- ------------------------------------------
      OWNED BY        9      SOLE DISPOSSITIVE POWER
        EACH                     235,435
     REPORTING        - ------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
- ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                 235,435

- ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions) |_|

- ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.23%
- ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          IN

1       NAME OF REPORTING PERSON  R. Bentley Offutt
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
- ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
- ----------------------------------------------------------------
3       SEC USE ONLY
- ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
- ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
- ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
- ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                   50,000
                      -  -----------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                      149,400
    BENEFICIALLY      - ------------------------------------------
      OWNED BY        9      SOLE  DISPOSITIVE
POWER
        EACH                       50,000
     REPORTING        -
------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                       149,400
- ----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         199,400
- ----------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         (See Instructions) |_|
- ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.75%
- ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          IN

1       NAME OF REPORTING PERSON  Guy Orlando Dove, III
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
- ----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
- ----------------------------------------------------------------
3       SEC USE ONLY

- ----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF, AF
- ----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
- ----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
- ----------------------------------------------------------------
                      7      SOLE VOTING POWER
                                220,411
                     - -------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                   10,000
    BENEFICIALLY     - -------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                    220,411
     REPORTING       -
-------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                    0
------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        230,411
-- ---------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
        (See Instructions) |_|
- ----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.26%
- ----------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

         IN,AF

1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap
        Value L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3688497
------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------
                      7      SOLE VOTING POWER
                               343,137
                      --------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                  0
    BENEFICIALLY      --------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                   343,137
     REPORTING
--------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                   0
------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        343,137
------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         (See Instructions) |_|
------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.64%
------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap
        Value L.P. I
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3953291
------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) |_|
------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------
                      7      SOLE VOTING POWER
                                 243,007
                      --------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      --------------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     243,007
     REPORTING
--------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                                 243,007
------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES         (See Instructions) |_|
------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.33%
------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

1       NAME OF REPORTING PERSON  Wynnefield Small Cap Value
        Offshore Fund Ltd
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
-----------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC
-----------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
-----------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-----------------------------------------------------------------
                      7      SOLE VOTING POWER
                              140,470
                     ---------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                 0
    BENEFICIALLY
---------------------------------------------
        OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING                140,470
       PERSON        ---------------------------------------------
        WITH         10     SHARED DISPOSITIVE POWER
                              0
------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
          PERSON
                              140,470
------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES         (See Instructions) |_|
------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.95%
------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
          PN

AS TO ALL REPORTING PERSONS:

Item 1.   Security and Issuer.

    This Statement relates to shares of common stock, par value $2.50 per share (the "Shares"), of Westmoreland Coal Company, a Delaware corporation (the "Issuer"). Included as shares of common stock owned in the figures set forth, except where specifically noted otherwise, are Depository Shares of Series
A Convertible Exchangeable Preferred Stock, $1 par value per Preferred Share. Each Depository Share represents 1/4 share of the Preferred Stock, but each Depository Share is entitled to one vote on all matters presented to shareholders, except (according to the Company's Certificate of Incorporation) when Depositary Shares are entitled to vote as a separate class to elect two directors, they have no vote on the remaining directors.

     The Depository Shares are entitled to elect two directors if the Company is in arrears on six or more Preferred Stock dividends, as it is at the date of this filing. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock, and the Common Stock equivalents have been calculated on that basis. The percentages of Common Stock owned have been calculated by dividing: (1) the number of Common shares thus calculated by (2) the number of outstanding shares of Common
Stock as shown on the issuer's most recent proxy statement, plus the number of Common Stock equivalents attributed to the person or entity whose percentage is calculated.

     The principal executive offices of the Issuer are located at 14th floor, 2 North Cascade Avenue, Colorado Springs,
Colorado 80903.

     The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 1,391,860, or 19.71% of the Issuer's outstanding Common Stock.

     The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 4.  Purpose of Transaction.

     The reporting persons (the "Group") have decided to work together to enhance shareholder value. The Group seeks to remove the present Board of Directors and to replace some or all that Board with nominees to be chosen by the Group, which includes members of the Group. The Group plans to solicit proxies to further that end. The specifics of the Group's intentions as to its nominees and the redirection of the Issuer's business activities is included in proxy soliciting material furnished shareholders in conformance with Federal securities laws.

     The Group does not plan to acquire additional securities or dispose of securities presently owned. However, each member of the Group reserves the right to acquire additional securities or dispose of securities as market conditions may warrant.

     The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.

Item 5(c)  Transactions in Securities in Past 60 Days

     The following reporting persons sold the number of Depositary Shares set forth opposite their names to the Company pursuant to the Company's tender offer for $19 per share as of April 14, 1999:

Frank E. Williams, Jr.             23,692
Partnership I                      12,753
Partnership                        10,627
Offshore Fund                       8,565
Guy Dove, III                      12,502

In addition, Mr. Dove purchased 1,000 Depositary Shares on April 14, 1999 for $17.85 per share, on April 15, 1999 he purchased 3,500 Depositary Shares for $17.10 per share from his privaate funds. On April 28, 1999 Pinnacle Oil purchased 1,125 shares for $17.75 per share from its working capital.

INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO FRANK E. WILLIAMS, JR.:

Item 2.  Identity and Background.

(a)  Frank E. Williams, Jr.

(b)  His address is 2789 Hartland Road, Falls Church, Virginia
     22043.

(c) His principal occupation is Chairman of the Board of Williams Enterprises of Georgia, whose principal business is steel construction and whose address is 1285 Hawthorne
     Ave., P.O. Box 756, Smyrna, GA 30081.

(d) During the last five years, neither he nor any person or &(e) entity listed in Item 5 below has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  He is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

The shares were purchased from private funds of the Williams family and entities according to the amounts as shown in Item 5 below.

Item 5.  Interest in Securities of the Issuer

See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Williams. Of the 235,435 shares shown as being beneficially owned by Mr. Williams, 211,000 shares are actually Common Stock and the remaining 24,435 shares are the calculated equivalent number of shares of Common Stock obtainable from the 14,308 Depository Shares which he owns.

Of the Common shares beneficially owned by Mr. Williams, he owns directly 10,000 shares, 21,000 shares are owned by his wife, Billie Z. Williams, 40,000 shares by his father (for whom Mr. Williams has power of attorney as to the shares), F. Everett Williams, 135,000 shares by the William Family Limited Partnership, a Virginia entity, of which Mr. Williams is the general partner, 5,000 shares by the Williams Family Foundation, a Virginia charitable entity, of which Mr. Williams is the president. 1,506 of the Depository shares are owned by
F. Everett Williams and 12,802 by the Williams Family Limited
Partnership.

AS TO R. BENTLEY OFFUTT:

Item 2.  Identity and Background


     (a)  R. Bentley Offutt

     (b)  His address is Offutt Securities, Inc., 11350 McCormick
          Road,  Executive Plaza III, Suite 901, Hunt Valley,
          Maryland 21030.

     (c) His principal occupation is that of institutional research and brokerage at his firm, identified immediately above.

     (d) During the last five years, he has not been convicted in a criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  He is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Offutt purchased the shares from his private funds.

Item 5.  Interest in Securities of the Issuer

     See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Offutt. The 149,400 shares shown as being beneficially owned by Mr. Offutt through shared voting and dispositive power are owned by his wife, Ann H. Offutt, 3515 Butler Road, Glyndon, Maryland 21071. During the last five years, she has not been convicted in a criminal proceeding. During the last five years she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen. Neither Mr. Offutt nor his wife has had any transactions in securities of the Issuer within the past 60 days.

AS TO GUY ORLANDO DOVE, III

Item 2.  Identity and Background

     (a)  Guy Orlando Dove, III

     (b)  His address is 10 Jay Street, Middleburg, VA
          20118-0796.

     (c) His principal occupation is that of Chairman of the Board of Directors and Chief Executive Officer of
          Pinnacle Oil Company, 10 Jay Street, Middleburg,
          Va 20118-0796.

     (d) During the last five years, he has not been convicted in a criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  He is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Dove purchased 184,000 Common shares and 10,123 Depository Shares from his private funds. 14,000 Common shares and 3,000 Depository Shares were purchased by his affiliate, Pinnacle Oil Company from its working capital.

Item 5.  Interest in Securities of the Issuer

     See the Cover Page for information concerning the number and percentage of the outstanding shares beneficially owned by Mr. Dove. The 10,000 shares shown as being beneficially owned by Mr. Dove through shared voting power are owned by his adult children, Guy O. Dove, IV and Hilary P. Dove. Of the 220,411 shares over which Mr. Dove has sole voting power, 184,000 are Common shares owned directly by him, 17,288 shares are the calculated equivalent number of shares of Common Stock obtainable from the 10,123 Depository shares owned directly by him, 14,000 shares are Common Stock owned by Pinnacle Oil Company and 5,123 are the calculated equivalent of number of shares of Common Stock obtainable from the 3,000 Depository shares owned by Pinnacle.

     During the last five years, none of these persons or entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Dove's son and daughter are United States citizens. None of these persons or entities has had a transaction in securities of the Issuer within the past 60 days.


AS TO WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I, WYNNEFIELD
PARTNERS SMALL CAP VALUE L.P., AND WYNNEFIELD SMALL CAP OFFSHORE
FUND LTD (THE "REPORTING PERSONS"):

Item 2.  Identity and Background

     (a) The persons filing this statement are Wynnefield
         Partners Small Cap Value L.P. I, a limited partnership organized under the laws of the State of Delaware ("Partnership I"), Wynnefield Partners Small Cap Value L.P., a limited partnership organized under the laws of the State of Delaware ("Partnership"), and Wynnefield Small Cap Offshore Fund Ltd, a partnership organized under the laws of the Cayman Islands ("Offshore Fund"), (Partnership I, Partnership and Offshore Fund, collectively, the "Reporting Person").

         Wynnefield Capital Management, LLC, a limited liability company organized under the laws of New York is the general partner of Partnership and Partnership I, and Wynnefield Capital, Inc., a corporation organized under the laws of Delaware is the general partner of Offshore Fund. Nelson Obus, Joshua H. Landes and Robert Melnick are the members of the limited liability company and Messrs. Obus and Landes are the stockholders, directors and officers of the corporation.

         Messrs. Obus, Landes and Melnick are citizens of the United States.

     (b) The address of Messrs. Obus and Landes and Melnick and each Reporting Person's principal business and principal office is One Penn Plaza, Suite 4720,
         New York, New York 10119.

     (c) The principal business of each Reporting Person is that of acting as a private investment firm.

     (d) During the last five years, no entity or natural person named in response to this Item has been convicted in a criminal proceeding.

     (e) During the last five years, no entity or natural person named in response to this Item has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    The following information provides information as to the purchase of Depositary Shares. For information as to the recent saale of a portion of such sales to the Company pursuant to its tender offer, see Item 5(c) above.

    482,700 Shares of the Issuer were purchased by the Partnership for cash aggregating $676,279.40, including commissions. The cash was provided from the working capital of the Partnership. 10,000 Shares of the Issuer were purchased by Channel for cash aggregating $34,030.50, including commissions, which was provided from its working capital.

     50,000 Shares of the Issuer were purchased by the Partnership for cash aggregating $27,000 including commissions. The cash was provided from the working capital of the Partnership. 160,000 Shares of the Issuer were purchased by the Offshore Fund for cash aggregating $86,825.00, including commissions, which was provided from its working capital.

     The source of the $183,600 used by Partnership I to purchase 20,400 depository shares, which are convertible into 34,844 shares of Common Stock, was its working capital. The source of the $153,000 used by Partnership to purchase
17,000 depository shares, which are convertible into 29,037 shares of Common Stock, was its working capital. The source of the $81,000 used by Offshore Fund to purchase 9,000 depository shares, which are convertible into 15,372 shares of Common Stock, was its working capital. No funds were borrowed by any of Partnership I, Partnership or Offshore Fund in connection with its purchases of depository shares.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this filing: Partnership I is the beneficial owner of 245,791 shares of Common Stock, or 3.53% of the outstanding Common Stock; Partnership is the beneficial owner of 346,290 shares of Common Stock, or 4.97% of the outstanding Common Stock; Offshore Fund is the beneficial owner of 146,800 shares of Common Stock, or 2.11% of the outstanding Common Stock; and the Reporting Person is the beneficial owner of 738,881 shares of Common Stock, or 10.61% of the outstanding Common Stock.

     (b) As of the date of this filing: Partnership I has the sole power to vote, or to direct the vote of, 245,791 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 245,791 shares of Common Stock; Partnership has the sole power to vote, or to direct the vote of, 346,290 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 346,290 shares of Common Stock; Offshore Fund has the sole power to vote, or to direct the vote of, 146,800 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 146,800 shares of Common Stock; and the Reporting Person has the sole power to vote, or to direct the vote of, 738,881 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 738,881 shares of Common Stock.

     (c) No entity or natural person named in response to this Item has had any transactions in the Issuer's securities during the past 60 days.


AS TO ALL MEMBERS OF THE GROUP INCLUDED IN THIS FILING:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the understanding that each person or entity named in Item 2 of the above schedules will direct their votes to elect a new board of directors which was selected by consensus, there are no contracts, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None




                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  April   30, 1999    /S/Frank E. Williams, Jr.
                                    __________________________
                                      Frank E. Williams, Jr.

       Date:  April   30, 1999    /S/R. Bentley Offutt
                                    __________________________
                                      R. Bentley Offutt

       Date:  April   30, 1999    /S/Guy O. Dove, III
                                   ___________________________
                                      Guy O. Dove, III

       Date:  April   30, 1999    WYNNEFIELD PARTNERS SMALL CAP
                                   VALUE L.P. I

                                   By: WYNNEFIELD CAPITAL
                                       MANAGEMENT, LLC,
                                       as general partner


                                       By:   /S/ NELSON OBUS
                                             ---------------
                                               Nelson Obus
                                             Managing Member

        Date:  April   30, 1999   WYNNEFIELD PARTNERS SMALL CAP
                                   VALUE L.P.

                                   By: WYNNEFIELD CAPITAL
                                       MANAGEMENT, LLC,
                                       as general partner


                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                            Managing Member

        Date:  April 30  30, 1999   WYNNEFIELD SMALL CAP VALUE
                                  OFFSHORE FUND LTD

                                   By: WYNNEFIELD CAPITAL, INC.,
                                       as general partner


                                       By:  /S/ NELSON OBUS
                                            ---------------
                                              Nelson Obus
                                               President